EXHIBIT 12

DEAN HOLDING COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands)

The table below sets forth the computation of ratios of earnings to fixed charges for the years ended December 31, 2014, 2013, 2012, 2011 and 2010:

	Year Ended December 31
	2014	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes	$(52,283)	$283,304	$111,760	$(2,251,837)	$(2,547)
Fixed charges:
Interest expense	61,019	200,588	150,589	177,449	177,431
Portion of rentals (33%)	39,628	41,581	42,066	44,037	47,918
Capitalized interest	458	(110)	2,468	1,304	1,271
Total fixed charges	101,105	242,059	195,123	222,790	226,620
Income (loss) from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliate	$48,364	$525,473	$304,415	$(2,030,351)	$222,802

Ratio of earnings to fixed charges	0.48x	2.17x	1.56x	—	0.98x
Deficiency in the coverage of earnings to fixed charges	$—	$—	$—	$(2,030,351)	$—